Organigram Reports First Quarter Fiscal 2022 Results

$30.4 million net revenue represents a record for the Company as it solidifies #4 market share position nationally among Canadian LPs

HIGHLIGHTS
•23% growth in gross revenue to $44.3 million from Q4 Fiscal 2021 and 75% from the same prior-year period
•Achieved highest quarterly net revenue in the history of the Company at 22% growth to $30.4 million, from $24.9 million in Q4 Fiscal 2021 and 57% growth from $19.3 million in Q1 2021
•Maintained market share position as #4 Canadian LP with 7.5% market share, up from 4.4% share in Q1 Fiscal 20211
•SHRED popularity continues with Tropic Thunder and Funk Master achieving #1 and #2 positions respectively in November as the best-selling flower products in Canada1
•SHRED maintains most-searched brand status on OCS.ca (13 out of last 14 months)
•Recently launched Edison JOLTS, an ingestible extract lozenge, maintains its top selling position within its category1
•Launched 13 new stock-keeping units (SKUs) for a total of 49 SKUs available in the market, covering key categories
•Introduced Monjour, a new wellness brand offering high quality, high potency, CBD-forward products. Monjour’s first offerings are fruit-flavoured soft chews available in both vegan-friendly and sugar-free formats
•Resumed shipping to Israel through Canndoc Ltd., shipping over 1,400 kilograms of dry flower in the quarter
•Subsequent to quarter-end, acquired Laurentian Organic Inc., a private Quebec-based producer of hash and craft cannabis, an immediately accretive transaction providing the Company with a broadened, premium-focused product portfolio and footprint in the important Quebec market
•Also subsequent to quarter-end, the Company increased its investment in Hyasynth Biologicals Inc., a pioneer in cannabinoid science, in which the Company has the option to purchase Hyasynth’s proprietary biosynthesis-generated cannabinoids at a discount to the wholesale market price for a period of ten years from the date of Hyasynth’s commencement of commercial production

MONCTON, NB, January 11, 2022 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the first quarter ended November 30, 2021 (“Q1 Fiscal 2022”).

“Our record-breaking results in the first quarter of Fiscal 2022 are a testament to our successful strategy to create innovative, high-quality products that align with the evolving preferences of the various segments of cannabis consumers,” said Beena Goldenberg. “Our positive outlook for 2022 is further bolstered by the addition of Laurentian’s premium products to our portfolio, with an increased presence in Quebec and the resumption of international sales, which will continue through the year.”

“We are also pleased with our continued progress at improving economies of scale in our operations, thus reducing operating costs and driving significant improvements in adjusted gross margin and adjusted EBITDA,” added Goldenberg. “While we previously projected to achieve positive adjusted EBITDA in Q4, with the purchase of Laurentian that will be accelerated to Q3 Fiscal 2022."
1 HiFyre, January 3, 2022

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q1-2022	Q1-2021	% Change
Gross revenue	44,345	25,280	75%
Excise taxes	(13,967)	(5,949)	135%
Net revenue	30,378	19,331	57%
Cost of sales	27,924	23,173	21%
Gross margin before fair value changes to biological assets & inventories sold	2,454	(3,842)	nm
Realized fair value on inventories sold and other inventory charges	(12,313)	(12,718)	nm
Unrealized gain (loss) on changes in fair value of biological assets	10,469	(114)	nm
Gross margin	610	(16,674)	nm
Adjusted gross margin[1]	5,475	1,948	181%
Adjusted gross margin %[1]	18%	10%	80%
Selling (including marketing), general & administrative expenses[2]	12,644	10,474	21%
Adjusted EBITDA[1]	(1,887)	(5,741)	nm
Net loss	(1,305)	(34,336)	nm
Net cash (used in) provided by operating activities	(9,341)	294	nm

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company’s Q1 Fiscal 2022 MD&A for definitions and a reconciliation to IFRS.
2 Excluding non-cash share-based compensation.
nm - not meaningful

Select Balance Sheet Metrics (in $000s)	NOVEMBER 30, 2021	AUGUST 31, 2021	% Change
Cash & short-term investments	168,035	183,555	(8)%
Biological assets & inventories	46,420	48,818	(5)%
Other current assets	32,800	28,242	16%
Accounts payable & accrued liabilities	27,003	23,436	15%
Current portion of long-term debt	80	80	—%
Working capital	217,834	234,349	(7)%
Property, plant & equipment	239,537	235,939	2%
Long-term debt	211	230	(8)%
Total assets	545,365	554,017	(2)%
Total liabilities	62,680	74,212	(16)%
Shareholders’ equity	482,685	479,805	1%

“Our strong balance sheet and cash position will ensure that we are well-positioned to execute on our key growth initiatives for fiscal 2022. These include the expansion of our growing facility in Moncton to an annual capacity of 75,000 kilograms of flower from its current capacity of 55,000 kilograms, and the build out of our Centre of Excellence in collaboration with BAT,” stated Derrick West, Chief Financial Officer. “These initiatives will further enhance our ability to drive innovation and solidify our position as a leading Canadian LP.”

Key Financial Results for the First Quarter Fiscal 2022

•Net revenue:
◦Compared to the prior year, net revenue increased 57% to $30.4 million, from $19.3 million in Q1 Fiscal 2021. The increase was primarily due to an increase in adult-use recreational revenue and international revenue, partly offset by lower average selling price (“ASP”) due to product mix and a decrease in medical revenue.

•Cost of sales:

◦Q1 Fiscal 2022 cost of sales increased by 20% to $27.9 million, from $23.2 million in Q1 Fiscal 2021, primarily as a result of the increase in sales volume in the adult-use recreational market.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q1 Fiscal 2022 margin improved to $2.5 million from negative $3.8 million in Q1 Fiscal 2021 largely due to higher net revenue as described above.

•Gross margin:
◦Q1 Fiscal 2022 gross margin increased to a positive result from negative Q1 Fiscal 2021 gross margin largely due to higher Q1 Fiscal 2022 gross margin before fair value changes to biological assets and inventories sold as described above, as well as net non-cash negative fair value changes to biological assets and inventories sold in Q1 Fiscal 2021.

•Adjusted gross margin2:
◦Q1 Fiscal 2022 adjusted gross margin was $5.5 million, or 18% of net revenue, compared to $1.9 million, or 10%, in Q1 Fiscal 2021. This was largely due to reduced cultivation costs partially offset by a shift in the sales mix to value-priced products and brands with a lower ASP.

•Selling, general & administrative (SG&A) expenses:
◦Q1 Fiscal 2022 SG&A expenses increased by 21% to $12.6 million from $10.5 million in Q1 Fiscal 2021, primarily due to an increase in general office expenses in connection the Company's share of costs associated with the establishment of the Centre of Excellence as well as increased advertising and promotion costs, and marketing initiatives related to the launch of the Company's gummy brands and increased focus on the Edison brand.

•Adjusted EBITDA3:
◦Q1 Fiscal 2022 negative adjusted EBITDA improved to $1.9 million compared to $5.7 million in Q1 Fiscal 2021, primarily due to the increase in adjusted gross margins, partially offset by the increase in SG&A expenses.

•Net loss:
◦Q1 Fiscal 2022 net loss was $1.3 million, compared to a net loss of $34.3 million in Q1 Fiscal 2021, primarily due to the higher gross margin in the current quarter along with fair value adjustments on biological assets and inventories sold.

•Net cash (used in) provided by operating activities:
◦Q1 Fiscal 2022 net cash used in operating activities was $9.3 million: this was primarily driven by the increase in accounts receivable. In Q1 Fiscal 2021, cash provided by operating activities was $0.3 million, which was primarily driven by the realization of accounts receivable and inventories.
2 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company’s Q1 2022 MD&A for definitions and a reconciliation to IFRS.
3 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company’s Q1 2022 MD&A for definitions and a reconciliation to IFRS.

Canadian Recreational Market

Monjour CBD-forward wellness brand
•In November 2021, Monjour, a new CBD-forward wellness brand dedicated to pursuing a better daily wellness regime, was launched. Monjour's first offerings include both vegan-friendly as well as sugar-free soft chews, both in assorted flavours.
Laurentian Organic Inc. ("Laurentian")
•In December, the Company acquired Laurentian, a Quebec-based licensed producer specializing in high-quality, artisanal craft cannabis and premium Afghan hash. The acquisition accelerates and strengthens Organigram’s presence in the Quebec market and expands the Company’s product portfolio. The Company will invest at least $7 million in Laurentian to drive cultivation growth, expand processing and storage space and invest in automation. Organigram will use its direct sales team and national distribution to bring Laurentian’s products to additional Canadian provinces.

Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•In early Q4 Fiscal 2021, the Company announced the successful launch of the Product Development Collaboration, outlined in the agreement with BAT, which was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct PDC R&D activities with cannabis products.
◦The CoE includes state of the art shared R&D, Good Production Practices ("GPP") food preparation, sensory testing and bio-lab research.
◦In Q1 Fiscal 2022, the Company completed the expansion of its Quality Assurance and Control Laboratory to meet the needs of the CoE and started construction on BioLab as well as the GPP Food and Edibles Facility. The first phase of recruitment has been completed. The remaining core construction projects are anticipated to be completed by Q2 Fiscal 2022.

Plant Science, Breeding and Genomics R&D in Moncton
•Organigram’s cultivation plans focus on cultivating a pipeline of unique and sought-after genetics, maximizing flower quality in terms of THC yield, terpene profiles and general plant health to meet evolving consumer demand. The Company plans to aggressively pursue expanding its in-house breeding program, dedicating significant R&D space for breeding, phenotyping, screening, and various plant science trials while ensuring no competing priorities with commercial cultivation capacity.
•As part of its ongoing genetic exploration program, the Company is benefiting from BAT’s tremendous depth of expertise in plant science gained from PDC activities.
•Organigram believes its strategic and creative product development process is a key differentiator for the Edison portfolio and the Company overall and looks forward to introducing more new genetics over the next few quarters.

Strategic Investment in Hyasynth Biologicals Inc. ("Hyasynth")
◦Following the most recent investment of $2.5 million in December 2021, Organigram has invested a total of $10 million in Hyasynth through the participation in three tranches of convertible debentures. The Company has appointed two nominees on Hyasynth’s Board of Directors and has the option to purchase Hyasynth’s cannabinoids, at a discount to the wholesale market price for a period of ten years from the date of Hyasynth’s commencement of commercial production.

◦Hyasynth is a pioneer in the field of cannabinoid science and biosynthesis, a process that results in products and final ingredients that are pesticide-free and natural. Hyasynth’s biosynthesis process uses patent-pending yeast strains and enzymes to produce pure cannabinoids (not synthetic) without relying on cannabis plants, making the cannabinoid input more cost effective than when derived from cannabis plants.
◦The Company expects that its relationship with Hyasynth will position it in future to introduce further innovative products in the medical, wellness and recreation sectors that contain major cannabinoids such as THC or CBD, as well as rare cannabinoids which are believed to the next frontier of cannabis research and product development.

Outlook4

Net revenue
•Organigram currently expects a solid Q2 Fiscal 2022 revenue which will be significantly higher than Q2 Fiscal 2021, largely due to stronger forecasted market growth and the increasing number of retail stores; the Company is better able to fulfill the demand for its revitalized product portfolio with its increased production, and revenue contributions from its newly acquired Laurentian facility.

•Net revenue growth is expected from the Company’s products as evidenced by Organigram’s growing national adult-use recreational retail market share (“market share”) from 4.4% in Q1 of Fiscal 2021 to 7.5% in Q1 of Fiscal 2022.

•In addition, the resumption of shipments to Canndoc in Israel is expected to generate higher sequential revenue in Fiscal 2022 as compared to Fiscal 2021. The Company believes it is better equipped to fulfill demand in Fiscal 2022 with larger harvests expected as compared to Fiscal 2021. Revenues in Fiscal 2022 to date including a shipment to Canndoc that was in excess of $3.0 million, and purchase orders received from customers, support the Company’s expectation of revenue growth from Fiscal 2021 to Fiscal 2022.

•Organigram also expects to be positioned to generate more revenue growth from the production of soft chews and other edible products with the specialized equipment in the Winnipeg Facility under the direction of EIC leadership, who bring significant expertise in confectionery manufacturing. In Fiscal 2022, line extensions will be introduced to the Company's popular SHRED'EMS gummy and Edison Jolt lozenge SKUs.

•The Company also expects to realize additional revenue through the recent acquisition of Laurentian. Over the last two months of calendar 2021, Laurentian has been averaging an annual net revenue run rate of $17 million and an annual EBITDA run rate of $6 million. The Company will make growth capital expenditures at Laurentian which have the potential to further increase EBITDA generation. Laurentian's hash and artisanal craft cannabis products complement the Company's product line and will benefit from the Company's direct sales team and national distribution.

4 The disclosure in this section are subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q1 Fiscal 2022 MD&A, which is available in the Company's profile at www.sedar.com. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of first quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Q1 Fiscal 2022 MD&A.

Adjusted gross margins
•The Company expects to see a sequential improvement in adjusted gross margins in Q2 Fiscal 2022 and has put in place measures that it expects will further improve margins over time.

•The overall level of Q2 Fiscal 2022 adjusted gross margins versus Q1 Fiscal 2022 will also be dependent on other factors, including, but not limited to, product category and brand sales mix.

•Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Economies of scale and efficiencies gained as it continues to scale up cultivation, including the grow rooms that will be available after completing the construction of Phase 4C of the Moncton Campus;
◦Changes to its growing and harvesting methodologies and design improvements and environmental enhancements should improve operating conditions of the Moncton Campus, resulting in higher-quality flower and improved yields;
◦Continued investment in automation which will drive cost efficiencies and reduce dependence on manual labor;
◦International sales, which have historically attracted higher margins and are expected to represent a greater proportion of the Company's revenue following the resumption of shipments to Canndoc Ltd.;
◦Continued investment in the Edison brand, including new strains and form factors such as pre-rolls and vape cartridges that generally attract higher margins;
◦Price increases to SHRED’s pre-milled flower SKUs;
◦The recent launches of new products such as Edison Jolts (ingestible extracts), SHRED'ems and most recently Monjour, represent new potential avenues for growth with expected attractive long-term margin profiles for the Company; and
◦Margin contribution from the addition of the Laurentian portfolio of products.

SG&A Expenses5
•Q2 Fiscal 2022 SG&A is expected to increase slightly from Q1 Fiscal 2022, due to the addition of Laurentian. Beginning in Q1 Fiscal 2022, research and development activities have been shown separately from SG&A expenses.

International

•Shipments to Canndoc Ltd., which resumed in Q1 Fiscal 2022, are expected to continue during Fiscal 2022.
•Recent political changes and cannabis election ballot initiatives for medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) have increased momentum, but the timing and outcome remain difficult to predict. Organigram continues to monitor and develop a potential U.S. THC strategy and evaluate CBD entry opportunities in the United States.

Liquidity and Capital Resources

•On November 30, 2021, the Company had unrestricted cash and short-term investments balance of $168 million compared to $184 million at August 31, 2021.

5 The forward-looking estimate of costs is based on a number of material factors and assumptions. Please see the cautionary statement in this press release and in the Company’s Q1 Fiscal 2022 MD&A.

•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	NOVEMBER 30, 2021	AUGUST 31, 2021
Current and long-term debt	291	310
Shareholders’ equity	482,685	479,805
Total debt and shareholders’ equity	482,976	480,115
in 000s
Outstanding common shares	299,849	232,088
Options	8,106	7,797
Warrants	16,944	16,944
Top-up rights	6,695	2,508
Restricted share units	1,566	1,186
Performance share units	332	472
Total fully-diluted shares	333,492	260,995

Outstanding basic and fully diluted share count as at January 10, 2022 is as follows:

in 000s	JANUARY 10, 2022
Outstanding common shares	310,818
Options	8,058
Warrants	16,944
Top-up rights	6,670
Restricted share units	1,563
Performance share units	282
Total fully-diluted shares	344,335

First Quarter Fiscal 2022 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    January 11, 2022
Time:    8:00am Eastern Time
To register for the conference call, please use this link:
http://www.directeventreg.com/registration/event/7385048

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://event.on24.com/wcc/r/3574376/4E62A1D28ADF780D54B2E4FE4F5760FD

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company’s Q1 Fiscal 2022 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram operates facilities in in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding gross margins in Fiscal 2022, the Company’s plans and objectives including around the CoE, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd.; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, changing listing practices, ability to manage costs, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company’s internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment and commissioning, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated January 10, 2022 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae Senior Vice President, Marketing and Communications megan.mccrae@organigram.ca